UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014
Commission File Number 001-34175

ECOPETROL S.A.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

COLOMBIA

(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24

BOGOTA – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ECOPETROL S.A.

2013 20-F SEC REVIEW PROCESS

This current report on Form 6-k is hereby incorporated by reference into Ecopetrol S.A.’s registration statement on Form F-3 (File No. 333-190198) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 26, 2013.

In connection with the Commission’s review of Ecopetrol S.A.’s (“Ecopetrol” or the “Company”) annual report on Form 20-F for fiscal year ended December 31, 2013 (the “Form 20-F”), Ecopetrol hereby clarifies and presents additional information to what was originally disclosed in the Form 20-F.

Gaffney, Cline &Associates, Inc. Engineering Report

The Company has obtained a modified third party reserve report from Gaffney, Cline & Associates, Inc. that retains no language that could suggest either a limited audience or a limit on potential investor reliance. The third party reserve report of Gaffney, Cline & Associates included herein as Exhibit 99.2, hereby amends and restates in its entirety Exhibit 99.2 of the Form 20-F. In addition, the related consent of Gaffney, Cline & Associates, included herein as Exhibit 15.4 hereby amends and restates in its entirety Exhibit 15.4 of the Form 20-F.

Exhibits

Exhibit No.	Description
15.4	Consent of Gaffney, Cline & Associates
99.2	Third Party Reserve Report of Gaffney, Cline & Associates

Bogota, October 13, 2014

Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 50 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol’s growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company’s commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia’s economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Investor Relations Director

Alejandro Giraldo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2014

Ecopetrol S.A.

By:	/s/ Magda Manosalva
Name:	Magda Manosalva
Title:	Chief Financial Officer